EXHIBIT B

OFFER TO PURCHASE

SKK ACCESS INCOME FUND

53 State Street, 23rd Floor

Boston, MA 02109

OFFER TO PURCHASE SHARES
DATED SEPTEMBER 3, 2024

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY THE FUND

BY OCTOBER 1, 2024

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 PM, EASTERN TIME, ON OCTOBER 1, 2024,
UNLESS THE OFFER IS EXTENDED

SKK Access Income Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund in an amount up to approximately 9.00% of the net assets of the Fund (or $7,500,000 as of June 28, 2024) from shareholders of the Fund (the “Shareholders”) at their net asset value calculated as of the Repurchase Date (as defined below) (the “Offer”). As used in the Offer, the term “Shares” refers to shares of beneficial interest in the Fund or portions of Shares that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires. Shareholders that desire to tender Shares for purchase must do so by 11:59 PM, Eastern Time on October 1, 2024 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date”, and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of December 31, 2024, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability. Shepherd Kaplan Krochuk, LLC (the “Adviser”) serves as investment adviser of the Fund.

Shareholders should note that the value of the Shares tendered in the Offer likely will change between June 28, 2024 and the Repurchase Date when the value of the Shares tendered to the Fund for purchase will be determined. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Repurchase Date, when the net asset value of their Shares is calculated.

Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact the Fund at (800) 711- 9164 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

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Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Important

None of the Fund, the Adviser, or the Fund’s Board of Trustees makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or its Board of Trustees.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

SKK Access Income Fund

c/o UMB Fund Services, Inc.

PO Box 2175

Milwaukee, WI 53201-2175

AIProcessing@UMB.com

Phone: (800) 711-9164

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TABLE OF CONTENTS

1. SUMMARY TERM SHEET	1
2. BACKGROUND AND PURPOSE OF THE OFFER	2
3. OFFER TO PURCHASE AND PRICE	3
4. AMOUNT OF TENDER	4
5. PROCEDURE FOR TENDERS	4
6. WITHDRAWAL RIGHTS	4
7. PURCHASES AND PAYMENT	5
8. CERTAIN CONDITIONS OF THE OFFER	6
9. CERTAIN INFORMATION ABOUT THE FUND	6
10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES	6
11. MISCELLANEOUS	7

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1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer and the related Letter of Transmittal. Section references are to this Offer to Purchase.

●	SKK Access Income Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in the Fund in an amount up to approximately 9.00% of the net assets of the Fund (or $7,500,000 as of June 28, 2024) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate Share in the Fund a Shareholder desires to tender, after giving effect to all allocations) calculated as of the Repurchase Date (as defined below). As used in this Schedule TO, the term “Shares” refers to shares of beneficial interest in the Fund or portions of Shares that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires. Shareholders that desire to tender Shares for purchase must do so by 11:59 PM, Eastern Time on October 1, 2024 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date”, and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of December 31, 2024, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

●	The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.

●	A Shareholder may tender all of their Shares or a portion of their Shares (see Section 4). If the Fund accepts the tender of a Shareholder’s Shares, the tendering Shareholder will receive a payment in cash, which may take up to 65 days after the Repurchase Date. Shareholders who tender for repurchase only a portion of their Shares are required to maintain a minimum account balance of $10,000.

●	A Shareholder tendering all of their Shares will receive an initial payment in cash equal to at least 95% of the net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the “Initial Payment”). The Fund may take up to 65 days after the Repurchase Date to make the Initial Payment.

●	In the case of a Shareholder that tenders all of their Shares, the Shareholder will receive a contingent payment (the “Secondary Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the completion of the Fund’s financial statements) over (2) the Initial Payment. The Secondary Payment will be payable promptly after the completion of the calculation of the Fund’s net asset value, which the Fund expects to be completed within 60 days of the Repurchase Date. Final adjustments of payments in connection with the repurchased Shares generally will be sent to Shareholders promptly (i.e., up to two (2) business days) after the completion of the calculation of the Fund’s net asset value.

●	If the Offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion by value of the Shares tendered by each Shareholder, extend the Offer, or take any other action with respect to the Offer permitted by applicable law. Partial tenders will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest purchase of Shares made by such Shareholder).

●	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If the Fund accepts the tender of a Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash. See Section 4.

●	Shareholders that desire to tender Shares for purchase must do so by 11:59 PM, Eastern Time, on October 1, 2024 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to October 29, 2024 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Section 4.

●	If a Shareholder would like the Fund to purchase all of their Shares or any portion of their Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to SKK Access Income Fund, c/o UMB Fund Services, Inc., PO Box 2175, Milwaukee, WI 53201-2175 or send overnight to SKK Access Income Fund, Attn: UMB Fund Services, Inc., 235 W. Galena Street, Milwaukee, WI 53212 or (ii) email it to AIProcessing@UMB.com or fax it to the Fund at (816) 860-3140, so that it is received before 11:59 p.m., Eastern time, on the Notice Date of October 1, 2024. See Section 4. The value of the Shares may change between June 28, 2024 and the Repurchase Date, the date as of which the value of the Shares being purchased will be determined. See Section 2. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact the Fund at (800) 711- 9164 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

●	Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also please note that, although the Offer is scheduled to expire on October 1, 2024, a Shareholder that tenders all of their Shares will remain a Shareholder of the Fund through the Repurchase Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

2.	BACKGROUND AND PURPOSE OF THE OFFER

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Fund’s governing documents. The Registration Statement and the Fund’s governing documents provide that the board of trustees of the Fund (the “Board of Trustees”) has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders, and that one of the factors the Board of Trustees will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Adviser expects that they will typically recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders semi-annually each year. The Fund registered under the Investment Company Act of 1940, as amended (the “1940 Act”) on March 17, 2023.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Board of Trustees has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the recommendations of the Adviser. While the Adviser intends to typically recommend to the Board of Trustees that the Fund offer to repurchase Shares, or portions of them, on a semi-annual basis each year, the Board of Trustees is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate percentage ownership in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund’s Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses. Please refer to the Fund’s Registration Statement for more information.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Declaration of Trust. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each quarter, but is under no obligation to do so.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that although the Offer is scheduled to expire on October 1, 2024 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for purchase by the Fund through the Repurchase Date.

3.	OFFER TO PURCHASE AND PRICE

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 9.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 PM, Eastern Time, on October 1, 2024 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their net asset value as of December 31, 2024 or, if the Offer is extended, as of any later Repurchase Date, payable as set out in Section 7. The determination of the net asset value of Shares as of the Repurchase Date is subject to adjustment based upon the completion of the calculation of the Fund’s net asset value.

4.	AMOUNT OF TENDER

Subject to the limitations set forth herein, Shareholder may tender all of their Shares or a portion of their Shares. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If Shares in excess of approximately 9.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS

Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or email a completed and executed Letter of Transmittal to the Fund, also to the attention of the Tender Offer Administrator, at AIProcessing@UMB.com. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by email, no later than 11:59 PM, Eastern Time, on October 1, 2024 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by email to AIProcessing@UMB.com.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of the Fund to receive any Letter of Transmittal or other document submitted by email to AIProcessing@UMB.com. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Share or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS

Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 PM, Eastern Time, October 1, 2024 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to October 29, 2024 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Share after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or by email to AIProcessing@UMB.com. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Share. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of December 31, 2024, or if the Offer is extended, as of any later Repurchase Date. The Fund will not pay interest on the purchase amount.

A Shareholder will be paid an amount equal to the net asset value, determined as of the Repurchase Date, of the Share being purchased (subject to adjustment upon the completion of the Fund’s financial statements). The Fund may take up to 65 days after the Repurchase Date to make payments to Shareholders. The purchase amount will be paid entirely in cash. Shareholders who tender for repurchase only a portion of their Shares are required to maintain a minimum account balance of $10,000. A Shareholder tendering all of their Shares will receive an Initial Payment in cash equal to at least 95% of the net asset value of the Shares, determined as of the Repurchase Date.

In the case of a Shareholder that tenders all of their Shares, the Shareholder will receive a contingent Secondary Payment equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the completion of the Fund’s financial statements) over (2) the Initial Payment. The Secondary Payment will be payable promptly after the completion of the calculation of the Fund’s net asset value, which the Fund expects to be completed within 60 days of the Repurchase Date. Final adjustments of payments in connection with the repurchased Shares generally will be sent to Shareholders promptly (i.e., up to two (2) business days) after the completion of the calculation of the Fund’s net asset value.

The Fund expects that it will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) Shares in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Shares tendered.

None of the Fund, the Adviser, or the Board of Trustees or any person controlling the Fund or the Adviser has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER

At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set forth below, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) by order of the SEC for the protection of Shareholders.

9.	CERTAIN INFORMATION ABOUT THE FUND

The Fund is a Delaware statutory trust registered under the 1940 Act as a non-diversified, closed-end management investment company. The principal executive office of the Fund is located at 53 State Street, 23rd Floor, Boston, MA 02109 and its telephone number is 1-617-896-1600.  There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s governing documents.

As of June 28, 2024, none of the Trustees of the Fund held Shares of the Fund. There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Advisor.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. Please refer to the Fund’s prospectus for more information.

11.	MISCELLANEOUS

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

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